Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258936
PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated April 13, 2022)

MATTERPORT, INC.

89,156,827 Shares of Class A Common Stock
and
1,707,886 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement further supplements and updates the prospectus dated April 13, 2022, relating to (i) the resale of 89,157,827 shares of Class A common stock, par value $0.0001 per share (the “common stock” or “Matterport common stock”), by the selling securityholders named in the prospectus and the resale of up to 1,707,886 of our outstanding warrants originally issued in a private placement concurrent with the initial public offering of Matterport, Inc., a Delaware corporation (f/k/a Gores Holdings VI, Inc.).

This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 16, 2022 (the “Current Report”).

Our common stock trades on The Nasdaq Global Market (the “Nasdaq”) under the ticker symbol “MTTR”. On December 15, 2022, the closing sale price of our common stock as reported by Nasdaq was $2.75 per share.
Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section of the prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 8-K
________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 12, 2022
________________________
MATTERPORT, INC.
(Exact name of registrant as specified in its charter)
________________________

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
352 East Java Drive
Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (650) 641-2241
N/A
(Former name or former address, if changed since last report.)
________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	MTTR	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 12, 2022, the Board of Directors of Matterport, Inc. (the “Company”) adopted and approved the Matterport, Inc. Executive Severance Plan (the “Severance Plan”) for the Company’s Chief Executive Officer and each executive employee who reports directly to the Company’s Chief Executive Officer and, in each case, who is selected by the Compensation Committee of the Board of Directors to participate in the Severance Plan. All of the Company’s executive officers are initial participants in the Severance Plan.
The Severance Plan provides for the payment of severance and other benefits to participants in the event of a termination of employment with the Company without cause or for good reason, each as defined in the Severance Plan (each, a “Qualifying Termination”). In the event of a Qualifying Termination and subject to the participant’s execution of a participation notice and a general release of liability against the Company, the Severance Plan provides the following payments and benefits to the participants:
a.a payment in cash equal to one year of base salary for the Chief Executive Officer and six months of base salary for other executive officers;
b.a payment in cash in an amount equal to any earned or unpaid cash performance bonus for any applicable performance period ending immediately prior to the performance period ongoing during which the date of termination occurs;
c.an amount equal to the participant’s pro-rata bonus (calculated on days employed during the performance period), payable at the same time as bonuses are paid to the other executives for the performance period, as is based on (a) actual performance for elements of the bonus unrelated to the participant’s individual performance, and (b) full satisfaction of elements of such bonus relating to the participant’s individual performance,
d.if the participant has remained continuously employed with the Company for at least four full years as of the date of termination, accelerated vesting of each unvested equity award (at target performance levels, as applicable) held by the participant to the extent that the awards would have vested during the twelve month period following the date of termination for the Chief Executive Officer or the six month period following the date of termination for the other executive officers;
e.an extended exercise period for options held by the participant as of the date of termination until the earlier of the first anniversary of the date of termination and the original expiration date of the option; and
f.payment of COBRA premiums, or, if eligible, participant contributions under the Company’s group health plans, for the participant and eligible dependents for twelve months, in the case of the Chief Executive Officer, or six months, in the case of the other executive officers, following the date of termination.
The Severance Plan also provides for the payment of severance and other benefits to participants in the event of a Qualifying Termination during the period beginning three months prior to (and including) the date on which a change in control (as defined) occurs and ending on (and including) the twelve month anniversary of the date of the change of control (a “CIC Termination”). In the event of a CIC Termination during the change in control protection period but prior to the consummation of a change in control, as defined in the Severance Plan, and subject to the applicable participant’s execution of a general release of liability against the Company, the Severance Plan provides the following payments and benefits to the executive officers:
a.a payment in cash equal to eighteen months of base salary for the Chief Executive Officer or one year of base salary for other executive officers, provided that six months of base salary for each of the Chief Executive Officer and the other executive officers may be paid at the time of the change of control;
b.a payment in cash in an amount equal to any earned or unpaid cash performance bonus for any applicable performance period ending immediately prior to the performance period ongoing during which the date of termination occurs;
c.an amount equal to 100% of the participant’s target annual cash bonus, payable in a lump sum, with such amount to be 150% of the target annual cash bonus for the Chief Executive Officer;
d.if the participant has remained continuously employed with the Company for at least four full years as of the date of termination, accelerated vesting of each unvested equity award (at target performance levels, as applicable) held by the participant, provided that if the change in control does not happen within three months of the date of termination, then any unvested equity awards will be canceled and forfeited; and
e.payment of COBRA premiums, or, if eligible, participant contributions under the Company’s group health plans, for the participant and eligible dependents for twelve months, in the case of the Chief Executive Officer, or six months, in the case of the other executive officers, following the date of termination.

Further, in the event of a CIC Termination on or after a change in control, as defined in the Severance Plan, and subject to the applicable participant’s execution of a general release of liability against the Company, the Severance Plan provides the following payments and benefits to the executive officers:

a.a payment in cash equal to eighteen months of base salary for the Chief Executive Officer or one year of base salary for other executive officers;
b.a payment in cash in an amount equal to any earned or unpaid cash performance bonus for any applicable performance period ending immediately prior to the performance period during which the date of termination occurs;
c.an amount equal to the participant’s target annual cash bonus, payable in a lump sum; such amount will be 150% of the target annual cash bonus for the Chief Executive Officer,
d.accelerated vesting of each unvested equity award (at target performance levels, as applicable) held by the participant; and
e.payment of COBRA premiums, or, if eligible, participant contributions under the Company’s group health plans, for the participant and eligible dependents for twelve months, in the case of the Chief Executive Officer, or six months, in the case of the other executive officers, following the date of termination.
The Severance Plan does not provide for a gross-up payment to any of the participants to offset any excise taxes that may be imposed on excess parachute payments under Section 4999 (the “Excise Tax”) of the Internal Revenue Code of 1986, as amended. Instead, the Severance Plan provides that in the event that the payments described above would, if paid, be subject to the Excise Tax, then the payments will be reduced to the extent necessary so that no portion of the payments is subject to the Excise Tax, provided that net amount of the reduced payments, after giving effect to income tax consequences, is greater than or equal to the net amount of the payments without such reduction, after giving effect to the Excise Tax and income tax consequences.
The above description is a summary of the terms of the Severance Plan and is subject to and qualified in its entirety by the terms of the Severance Plan, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.
(d)Exhibits.

Exhibit No.	Description

10.1	Matterport, Inc. Executive Severance Plan.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: December 15, 2022	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer